Investment Managers Series Trust II
235 W. Galena Street
Milwaukee, Wisconsin 53212

July 9, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Trust”)
File Nos. 333-191476 and 811-22894

Dear Sir or Madam:

We are filing this letter on behalf of Investment Managers Series Trust II (the “Registrant”) relating to the Post-Effective Amendment filed on March 10, 2014 (SEC Accession No. 0001398344-14-001550) to the Registrant’s Registration Statement (the “Amendment”) on Form N-1A pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the Regal Total Return Fund.

The Amendment was filed as Post-Effective Amendment No. 1 (Amendment No. 4 under the 1940 Act) to the Registrant’s Registration Statement. We note that Post-Effective Amendment No. 1 was originally filed with the SEC on December 27, 2013 (SEC Accession No. 0001398344-13-005932) and that the Amendment inadvertently displayed a duplicate Post-Effective Amendment number and Amendment number. Subsequently, Post-Effective Amendment No. 2 was also incorrectly filed with the SEC on May 23, 2014 (SEC Accession No. 0001398344-14-002971) relating to the Regal Total Return Fund.

Going forward, in correspondence with the staff, we shall refer to the Amendment as Post-Effective Amendment No. 2 (Amendment No. 5 under the 1940 Act) and we shall refer to the current Post-Effective Amendment No. 2 (SEC Accession No. 0001398344-14-002971) as Post-Effective Amendment No. 3 (Amendment No. 6 under the 1940 Act).

Accordingly, the subsequent Post-Effective Amendment filed on June 11, 2014 (SEC Accession No. 0001398344-14-003224) was correctly filed as Post-Effective Amendment No. 4 (Amendment No. 7 under the 1940 Act).

If you have any questions or require further information, do not hesitate to contact the undersigned at (626) 385-5770.

Sincerely,

/s/ KIRAN DHILLON
Kiran Dhillon